EXHIBIT 21

SUBSIDIARIES OF NEVADA GOLD & CASINOS, INC.

WHOLLY-OWNED SUBSIDIARIES	STATE OF INCORPORATION

Black Hawk Gold, Ltd.	Colorado
CGC Holdings, L.L.C.	Nevada
Colorado Grande Enterprises, Inc.	Colorado
Gold Mountain Development, LLC	Colorado
Gold River, LLC	Nevada
Goldfield Resources, Inc.	Nevada
Nevada Gold BVR, L.L.C.	Nevada
Nevada Gold NY, Inc.	New York
Nevada Gold Tulsa, Inc.	Texas

PARTIALLY OWNED SUBSIDIARIES

Dry Creek Casino, LLC	Texas